ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701-1106

May 20, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Attention:	Thomas Kluck, Esq.
Jerard Gibson, Esq.

Re:	Request for Acceleration of Effectiveness
ZAIS Financial Corp.
Registration Statement on Form S-3
(File No. 333-194551)

Dear Mr. Kluck:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), ZAIS Financial Corp. (the "Company") hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on May 21, 2014, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

     The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company represents that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature Page Follows]

Sincerely,

ZAIS FINANCIAL CORP.

By:	/s/ Michael Szymanski
	Name:	Michael Szymanski
	Title:	Chief Executive Officer and President

[Signature Page to Acceleration Letter]